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                                                                    Exhibit 9(a)


                        MINUTES OF SPECIAL MEETING OF THE
                               BOARD OF DIRECTORS
                                       OF
                            CPI AEROSTRUCTURES, INC.

                                  May 20, 1997

     A special meeting (the "Meeting") of the Board of Directors of CPI Aerostructures, Inc. (the "Company") was held, upon notice duly given, at 10:45 a.m. (E.S.T.) on May 20, 1997. Present at the meeting were Arthur August, Theodore J. Martines, Walter Paulick and Stanley Wunderlich constituting the entire Board of Directors of the Company. Also present at the invitation of the Company were Elliot H. Lutzker, counsel to the Company; Neal Rosenberg, auditor to the Company; Edward Fred - Controller; and John Anarella - investor relations. Mr. August acted as Chairman of the Meeting and Mr. Lutzker acted as Secretary of the Meeting.

     The Chairman stated that the first item on the agenda was the approval of a temporary change to the exercise terms of the Company's Class B Common Share Purchase Warrants ("Class B Warrants"). After a brief discussion, upon motion duly made, seconded and unanimously approved, it was:

     RESOLVED, that effective upon the filing of a Schedule 13 E-4 with the Securities and Exchange Commission the number of shares issuable upon exercise of the Class B Warrants issued in the Company's private placement dated May 10, 1996, held by those parties as set forth in Schedule A attached hereto, currently exercisable each one for share, shall be increased for at least a thirty (30) day period, to 1.333 shares, or an aggregate of 16,667 Common Shares for each Unit issued in the private placement, as compared with 12,500 Common Shares currently issuable. The current exercise price of $2.00 per share shall effectively be reduced to $1.50 per share until the number of Common Shares issuable reverts to one share per Warrant; and it is further

     RESOLVED, that the Company is hereby authorized to give notice to the holders of the Class B Warrants, informing such holders of the above corporate action; and it is further

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     RESOLVED, that the appropriate officers of the Company be, and hereby are, authorized to take such further action and to do such further acts as to them may be deemed necessary, proper, convenient or desirable to effectuate the intent of the foregoing resolutions; and it is further

     RESOLVED, that the form, terms and provisions of the Financial Consulting Agreement by and among the Company and BC Capital Corp. ("BC Capital") dated May 20, 1997 in which the Company and BC Capital agree that BC Capital shall provide consulting services in connection with the Company's proposed acquisition of Kolar Machine, Inc. ("Kolar"), are hereby ratified and confirmed in all respects and the proper officers of the Company are hereby authorized and directed to enter into the BC Capital Agreement in the form presented to the Board on this date; and it is furhter

     RESOLVED, that for purposes of the Company's planned acquisition of Kolar, the consulting agreement by and among the Company, Barber & Bronson Incorporated and BC Capital dated May 20, 1997 supersedes any obligations of the Company under the Company's Financial Consulting Agreement with Barber & Bronson Incorporated, dated April 3, 1996.

     A discussion followed concerning the Company's efforts to negotiate the terms of the proposed acquisition of Kolar wherein the Board authorized management to continue to negotiate and report back to the Board.

     There being no further business to come before the meeting after a brief discussion, upon motion duly made, seconded and unanimously approved the meeting was adjourned at 11:30 a.m.



                                 By: /s/Elliot H. Lutzker
                                     -----------------------------
                                     Elliot H. Lutzker, Secretary

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